December 17, 2019

Ronald Miller
Chief Executive Officer
Discount Print USA, Inc.
6672 Spencer Street, Suite 800
Las Vegas, Nevada 89119
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       Re: Discount Print USA, Inc.
           Amendment No. 1 to Offering Circular on Form 1-A
           Filed October 31, 2019
           File No. 024-11109

Dear Mr. Miller:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2019 letter.

Amendment No. 1 to Offering Statement Filed October 31, 2019

EX1A-11 Consent
Consent of Auditor, page 43

1. We note you have filed a copy of your auditor's report in response to prior comment 4. Please be advised that the auditor's report differs from the auditor's consent.
      An auditor's consent expressly states the auditor's consent to include its audit report in the offering statement and also, to the reference as an "expert" should management identify the auditor as such in the filing. As previously requested, please file a currently dated auditor's consent as an exhibit to your next amendment. Please refer to paragraph 11(a)(i)
      of Item 17 in Part III of Form 1-A.
 Ronald Miller
Discount Print USA, Inc.
December 17, 2019
Page 2
General

2. We note your response to comment 1 of our letter dated November 22, 2019; however it is still unclear whether you have a business plan outside of merging with another company.
         For example, we note that you intend to spend the proceeds of the offering on "working capital" but your plans and priorities are not defined for investors. Under the Business
         Development Plan section on page 20, you reference your division specializing in convention printing services, a website, and a "worldwide" customer base but your financial disclosure does not show investment in the company or revenue. Please revise page 20 to give investors an idea of your actual current operations and include a 12 month business develop plan setting forth milestones and your working capital priorities.
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu,
Staff Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at
(202) 551-3464 or
Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameRonald Miller                              Sincerely,
Comapany NameDiscount Print USA, Inc.
                                                             Division of
Corporation Finance
December 17, 2019 Page 2                                     Office of
Manufacturing
FirstName LastName